APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

TEZCAT LLC
Balance Sheet - unaudited
For the period ended 9/23/20

	Current Period
	Year ending 9/23/20
ASSETS	
Current Assets:	
Cash	$ -
Petty Cash	-
Accounts Receivables	-
Inventory	-
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	-
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	-
Computer Equipment	-
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	-
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	-
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	**$ -**
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Sales Tax Payable	-

Payroll Liabilities	-
Other Liabilities	-
Current Portion of Long-Term Debt	-
Total Current Liabilities	-
Long-Term Liabilities:	
Notes Payable	-
Mortgage Payable	-
Less: Current portion of Long-term debt	-
Total Long-Term Liabilities	-
EQUITY	
Capital Stock/Partner's Equity	-
Opening Retained Earnings	-
Dividends Paid/Owner's Draw	-
Net Income (Loss)	-
Total Equity	-
TOTAL LIABILITIES & EQUITY	$ -
Balance Sheet Check	-

TEZCAT LLC
Balance Sheet - unaudited
For the period ended 12/31/19

	Current Period
	Year ending 12/31/19
ASSETS	
Current Assets:	
Cash	$ -
Petty Cash	-
Accounts Receivables	-
Inventory	-
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	-
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	-
Computer Equipment	-
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	-
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	-
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	**$ -**
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Sales Tax Payable	-

Payroll Liabilities	-
Other Liabilities	-
Current Portion of Long-Term Debt	-
Total Current Liabilities	-
Long-Term Liabilities:	
Notes Payable	-
Mortgage Payable	-
Less: Current portion of Long-term debt	-
Total Long-Term Liabilities	-
EQUITY	
Capital Stock/Partner's Equity	-
Opening Retained Earnings	-
Dividends Paid/Owner's Draw	-
Net Income (Loss)	-
Total Equity	-
TOTAL LIABILITIES & EQUITY	$ -
Balance Sheet Check	-

TEZCAT LLC
Income Statement - unaudited
For the periods ended 12/31/19

	Current Period
	Year ending 12/31/19
REVENUES	
Sales	$ -
Other Revenue	-
TOTAL REVENUES	**-**
COST OF GOODS SOLD	
Cost of Sales	-
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	-
GROSS PROFIT (LOSS)	-
OPERATING EXPENSES	
Advertising and Promotion	-
Bank Service Charges	-
Business Licenses and Permits	-
Computer and Internet	-
Depreciation	-
Dues and Subscriptions	-
Insurance	-
Meals and Entertainment	-
Miscellaneous Expense	-
Office Supplies	-
Payroll Processing	-
Professional Services - Legal, Accounting	-
Occupancy	-
Rental Payments	-
Salaries	-
Payroll Taxes and Benefits	-
Travel	-
Utilities	-
Website Development	-
TOTAL OPERATING EXPENSES	-

OPERATING PROFIT (LOSS)   -

INTEREST (INCOME), EXPENSE & TAXES

Interest (Income)   -

Interest Expense   -

Income Tax Expense   -

TOTAL INTEREST (INCOME), EXPENSE & TAXES   -

NET INCOME (LOSS) $ -

I, Luis Melgarejo II, certify that:

1. The financial statements of TEZCAT, LLC included in this Form are true and complete in all material respects; and
2. The tax return information of TEZCAT, LLC has not been included in this Form as TEZCAT, LLC was formed on 07/16/2019 and has not filed a tax return to date.

Signature   *Luis Melgarejo II*

Name: Luis Melgarejo II

Title: Owner